Quantitative Alpha Trading Inc.
Management’s Discussion and Analysis
For the Three months ended March 31, 2012

GENERAL

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Quantitative Alpha Trading Inc. (“QAT” or the “Company”), as of May 8, 2012. The MD&A provides a detailed analysis of the Company’s business and compares its 2012 results with those of the previous years and should be read in conjunction with the Company’s audited consolidated financial Statements and the accompanying notes for the year ended December 31, 2011 and the Company’s MD&A for the year ended December 31, 2011.

This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

FORWARD LOOKING STATEMENTS

All statements, other than statements of historical fact, constitute “forward-looking statements” and are based on expectations, estimates and projections as at the date of this MD&A. The words “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of QAT to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by the forward-looking statements and the forward-looking statements are not guarantees of future performance. Factors that could cause results or events to differ materially from current expectations expressed or implied are inherent to the Company’s business and include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties”. The Company does not intend, and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or results or otherwise except as required by applicable laws.

OVERALL PERFORMANCE

Introduction

The Company is in the business of providing licensing of its proprietary “trading software” for institutional money managers, hedge funds and professional traders. The Company has two principal lines of business development:

a.	Stealth Trading

The Stealth Trading System is a unique, direct access trading decision support platform for professional traders. The system is founded on established quantifiable behavior that measures trader sentiment and provides traders with insight into a security’s imminent moves. Stealth is now being actively deployed in Toronto and New York. The Company is actively investigating opportunities for distribution outside of North America.

b.	Black Box Trading

The Black box trading systems are designed to offer a number of quantitatively driven systems for distribution to institutional investors initially in Canada and the United States and globally. The first product in the suite is decision-making software based on the algorithms from the EMC-ALGO Software Suite (“EMC”) acquired from ENAJ Mercantile Corporation (“ENAJ”) in May 2010, which seeks returns based on pricing discrepancies and sudden market place changes that occur on an intra-day basis in the futures markets. The Company is also developing two other systems called “Market Crawler” (a market bias based system) and “Virtual Condor” (a statistical arbitrage system). These systems incorporate aspects of the Company’s proprietary trading software and are undergoing rigorous testing in order to be ready for distribution by mid 2012. Testing is conducted by utilizing both paper trading and cash accounts. The current high level of volatility being experienced in the global securities market is ideal for such a testing environment.

The Company has acquired and developed trading algorithms that have produced strong results across different markets including equities, futures, currency, ETFs and commodities.

The Company has expanded operations into the United States through its wholly owned US subsidiary, Quantitative Alpha Trading (USA), LLC, (“QAT USA”) and has hired Benjamin Chesir as President and Chief Operating Officer of US operations. The Company commenced US operations in the fourth quarter of 2011.

The Company is actively marketing their software to institutional money managers and hedge funds.

On April 5, 2011, the Company changed its name from RTN Stealth Software Inc. to Quantitative Alpha Trading Inc.

On December 9, 2011, the Company received Articles of Continuance into Ontario.

On January 9, 2012, the Company filed a listing application to have its shares listed on the TSX Venture Exchange.

SUMMARY OF QUARTERLY RESULTS

The summary of quarterly results has been prepared in accordance with IFRS accounting standards:

For the 3-months	Revenue	Net Income (Loss)	Net Income (Loss)
ended			per share
	$	$	$
March 31, 2012	19,749	(1,018,206)	(0.00)
December 31, 2011	44,050	(1,235,308)	(0.01)
September 30, 2011	-	(1,273,478)	(0.00)
June 30, 2011	-	(991,215)	(0.00)
March 31, 2011	-	(1,643,609)	(0.01)
December 31, 2010	-	(487,104)	(0.00)
September 30, 2010	-	(492,521)	(0.00)
June 30, 2010	-	(314,675)	(0.00)

RESULTS OF OPERATIONS

For the three months ended March 31, 2012

The Company reported a net loss of $1,018,206 ($0.00 per share) for the three months ended March 31, 2012 as compared to a net loss of $1,643,609 ($0.01 per share) for the three months ended March 31, 2011. The change was mainly due to:

•	Licensing revenue increased to $19,749 from nil in the prior year quarter as the Stealth software has been released on a limited basis;

•	Finance costs have decreased to $1,019 from $22,173 in 2011 as the 2011 included interest on notes payable that were converted into common shares in 2011;

•
Foreign exchange loss was $8,227 compared to a loss of $31,373 in 2011. The decrease in the loss is a result of the strengthening of the Canadian dollar in the current period when compared to the corresponding period in 2011;

•	Management, consulting and administrative fees increased to $81,459 from $60,405 in the corresponding period in 2011 due to IT and trading consulting in the Company’s New York office;

•
Professional fees decreased to $10,475 from $64,844 in 2011. This decrease was the result of less legal work required and being performed in the current quarter compared to the same quarter of the previous year;

•	Rent increased to $21,405 from $16,637 due to the Company leasing space for its US office which was not in place in the same period in 2011;

•
Salary and wages increased to $241,774 from $62,914 in 2011 due to the Company moving away from consultants and contractors and hiring full time employees in 2011. In prior years, there were no employees in the Company;

•
Stock based compensation has decreased to $391,563 from $1,143,272 for the same period in 2011 due to the impact of the immediate vesting of options issued in the first quarter of 2011 compared to a fewer number of options being issued in the current quarter;

•	Travel increased to $18,458 from $10,194 as the Company incurred increased travel costs related to opening the New York office and meeting with potential customers in both Canada and the USA;

•
Trust and filing fees decreased to $7,807 from $11,108 as the Company held its annual general meeting in the first quarter of 2011. The annual general meeting will be held in the second quarter in 2012; and

•
Interest and other income indicates a loss of $24,674 as a result of trading activity realized on excess operating cash balances in the current quarter. No trading activity occurred in the same quarter in 2011.

LIQUIDITY & CAPITAL RESOURCES

The Company has begun to generate revenues from operations. The Company relies on equity financing for its working capital requirement to fund its operations, business and software development activities. At March 31, 2012, the Company had $690,341 in cash and cash equivalents (2011 $2,192,098) and working capital of $594,342 (2011 $2,296,677).

The Company is not subject to an external working capital requirement and does not have significant capital commitments that it is obligated to make.

OFF BALANCE SHEET ARRANGEMENTS

None

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and in management’s opinion have been transacted on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value. Related parties include key management personnel, the Board of Directors, as well as executive management, close family members and enterprises which are controlled by these individuals.

Unless otherwise stated, transactions with related parties do not incorporate special terms and conditions and no guarantees were given or received.

Transactions with key management personnel includes the following amounts:

•	During the three months ended March 31, 2012, the Company received $19,749 in revenues from a director of the Company;

•	During the three months ended March 31, 2011, a director and Chairman of the Company received 9,557,035 common shares of the Company as part of the Debt Satisfaction transaction; and

•
During the three months ended March 31, 2011, a company related to a director and Chief Executive Officer of the Company received 5,714,285 common shares of the company as part of the Debt Satisfaction Transaction.

For the three months ended March 31, 2012, the Company was charged approximately $525,785 (2011 1,190,272) by related parties of the Company for management services, property lease rentals, share-based payments, and salary and wages, as set out in the table below:

	March 31,	March 31,
	2012	2011
Management services	$—	$30,000
Professional fees	—	15,000
Property lease rentals	—	2,000
Share-based payments (Note 7b)	391,563	1,143,272
Salary and wages	134,222	—
	$525,785	$1,190,272

PROPOSED TRANSACTION

There are no proposed transactions that will materially affect the performance of the Company.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are described in Note 5 to the audited consolidated financial statements for the year ended December 31, 2011. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements.

Use of judgments and critical estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions about the future and other sources of estimation uncertainty that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:

•
The estimated useful lives of equipment which are included in the statements of financial position and the related amortization included in the statement of comprehensive loss (Note 7 to the consolidated financial statements);

•
The estimated useful lives of intangible assets which are included in the statements of financial position, the related amortization included in the comprehensive statement of loss (Note 8 to the consolidated financial statements);

•
The recoverability analysis of intangible assets on the statements of financial position requires the Company to make assumptions about future operating results and the determination of a suitable discount rate. Changes to one or more assumptions would result in a change in the recoverable amount calculated. The recoverable amount of the intangible software asset has been estimated using a value-in-use calculation. This calculation requires estimates of future licensing fees that the Company expects to earn, and includes significant assumptions relating to:

a.	the ability of the Company to secure customers to license the intangible software asset,

b.	The amount and timing of invested assets that future customers will employ when using the Company’s intangible software asset under license,

c.	Amount and timing of investment performance that future customers are expected to achieve when using the Company’s intangible software asset for trading purposes,

d.	The adjustment to the discount rate in the value-in-use calculation to incorporate risk factors specific to the Company’s intangible software asset.

•	The inputs used in accounting for share-based compensation in the statements of loss (Note 10 to the consolidated financial statements); and

•
The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized (Note 11 to the consolidated financial statements).

SHARE DATA

As at May 8, 2012 the Company has 267,717,934 common shares, 313,406 Class B preferred shares, 337,800 warrants and 33,463,099 stock options for a total of 304,652,893 fully diluted common shares outstanding.

FINANCIAL INSTRUMENTS

The company has foreign exchange risk as a result of $630,664 (2011 $1,301,756) in cash is held in US dollars and is exposed to foreign currency fluctuations.

The company has no interest rate risk as the Company has no long-term debt outstanding as of March 31, 2012.

RISKS AND UNCERTAINTIES
In addition to information and risk factors set forth elsewhere in this MD&A, the following risk factors, which the Company’s management believes are most important in the context of the Company’s business, should be carefully considered in evaluating the Company’s business because such factors currently may have a significant impact on the business, operating results and financial condition of the Company. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

An investment in the Company’s securities is highly speculative and involves a high degree of risk and should only be made by investors who can afford to lose their entire investment.

Prior to making an investment decision, investors should consider the investment risks set forth below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The risk factors set forth below are believed to be important in that they may have a material impact upon the future financial performance of the Company and could cause actual results to differ materially from those expressed in any forward-looking statement the Company makes. Note that unknown factors, not discussed in this annual report, could also have a material adverse effect on the Company’s actual financial and other results. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which they consider not to be material in connection with the business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Additional capital requirements

The Company has and may continue to have capital requirements in excess of its currently available resources. In the event (i) plans or assumptions change or prove inaccurate or (ii) capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company could be required to seek additional financing sooner than currently anticipated. To the extent that any such financing involves the sale of equity securities, the interests of the Company’s then existing shareholders could be diluted. There can be no assurance that such financing will be available to the Company on terms acceptable to it, if at all. To the extent such financing is not available, the Company may not be able to, or may be delayed in, continuing to commercialize its products and services.

The Company is dependent on various key personnel

The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results from operations.

Issuance of additional shares would dilute the interests of existing shareholders

The Company is authorized to issue an unlimited number of Common Shares. The Board has the power to issue additional shares and may in the future issue shares to seek additional financing to meet capital requirements, to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company from its authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

Officers and Directors may be indemnified against certain securities liabilities

Under the Ontario Business Corporation Act (“OBCA”) the Company can indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the OBCA. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the Company has the power to indemnify such person against the liability insured. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such directors, officers, agents and/or employees for losses incurred by the Company as a result of their actions. The Company has been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the U.S. Securities Act, and is, therefore, unenforceable.

Enforcement of Civil Liabilities

The Company is incorporated under the laws of Ontario, Canada and most of its directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Conflict of Interest of Management

Certain of directors and officers of the Company may also serve as directors and officers of other companies and consequently, the possibility of conflict exists. Any decision made by such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies.

Recent disruptions in international credit markets and other financial systems and deterioration of global economic conditions

Since 2007, the U.S. credit markets experienced serious disruption. These conditions worsened in 2008 and have continued into 2012, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited their access to capital and credit. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, financing for operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the business, financial condition and operational results of the Company.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these factors continue, QAT’s operations could be adversely impacted and the trading price of its common shares may be adversely affected.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact QAT’s ability to obtain loans and other credit facilities in the future and on favourable terms. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of its Common Shares could be adversely affected.

The market price of QAT’s common shares may be subject to wide price fluctuations

The market price of QAT’s common shares may be subject to wide fluctuations in response to many factors, including news announcements on its financial position, financial results and business developments, technical developments and innovations, competitors or third parties, industry developments in high-technology companies in general or securities trading software companies and securities trading platforms more particularly, on general stock market conditions, changes in interest rates or general economic conditions, unexpected and extreme general stock market price and volume fluctuations, a lack of share volume liquidity, or legislative changes and other events outside of the Company’s control may individually or collectively have the effect of causing substantial fluctuations in the traded price of its common shares. Changes in the trading price of QAT’s securities may be unrelated to its performance or future prospects. In addition, investors in QAT’s shares may lose their entire investment if the Company incurs large trading losses or if it fails in its business.

Common shares are ‘thinly-traded’ meaning that the number of persons interested in purchasing the shares at or near ask prices may be relatively small.

The Company’s common shares are “thinly-traded”, meaning that the number of persons interested in purchasing the shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that the Company is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume. As a consequence, there may be periods of several days or more when trading activity in QAT’s common shares is minimal or non-existent. The Company cannot give any assurance that a broader or more active public trading market for its common shares will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, the Company can give no assurance that holders of its common shares will be able to sell their shares at or near ask prices or at all if they desire to liquidate their shares.

The intellectual property may not be appropriately protected and the Company may be infringing upon the proprietary rights of third parties.

The Company depends on its ability to protect the core proprietary software technologies it has developed or acquired. In this regard, the Company relies on a combination of trade secrets, technical complexity, common law copyright and trademark protection, licensing agreements, password protection and software encryption schemes, as well as on the physical security of the source code. Despite these measures and precautions, it may be possible for an unauthorized third-party to copy QAT’s core technologies and either offer them to the marketplace as its own, or to use them without paying. To date, the Company has not sought to obtain patent protection for any of its software products, though the Company may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of the software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of the Company’s proprietary technology and its ability to effectively compete.

Although the Company believes that the Company has the right to use all of the intellectual property incorporated in its software products, third parties may claim that the Company’s software products violate their proprietary rights, including copyrights and patents. The cost of litigation necessary to defend QAT’s right to use the intellectual property incorporated in its software products may be prohibitive. If any such claims are made and found to be valid or the Company determines it prudent to settle any such claims, the Company may have to re-engineer its software products or obtain licenses from third parties to continue offering the software products or cease using such technology, in whole or in part. Any efforts to re-engineer the Company’s software products or obtain licenses from third parties or cease using such technology may not be successful and could substantially increase its costs and have a material adverse effect on the business, financial condition and results of operations of QAT.

The Company operates in a highly competitive market

The financial services market is intensely competitive and characterized by the existence of larger established trading and trading software companies along with the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Numerous competitors are already established in this marketplace. Many of these companies may have greater resources, and recognition than the Company. In addition, there can be no assurance that the Company will be successful in its efforts, or, if successful, that the Company will have the resources to sustain any early growth or market penetration the Company may achieve.

In addition, the market for online trading of stocks and related services accessible to personal computer users is changing rapidly. The applications growth and emergence of the Internet as a low-cost source of worldwide financial market data, subscriptions, trade execution and research services, has already threatened the existence of established data and information vendors, as well as full-service brokers. This creates technical, competitive and business trends, the outcomes of which are uncertain and which may adversely affect the business.

The Company may be a Passive Foreign Investment Company, which may result in material adverse U.S. federal income tax consequences to U.S. investors.

Investors in the Company’s common shares that are U.S. taxpayers should be aware that the Company may be a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).

No dividends

The payment of dividends on QAT common shares is within the discretion of the Board and will depend upon its future earnings, capital requirements, financial condition, and other relevant factors. The Company does not currently intend to declare any dividends on its shares for the foreseeable future.

Acquisitions or other Business Transaction

The Company may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to its business. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering markets or conducting operations with which the Company has no or limited direct prior experience and the potential loss of key employees of the acquired company. Moreover, there can be no assurance that any anticipated benefits of an acquisition will be realized. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially and adversely affect the Company’s financial condition, results of operations and cash flows.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Financial Officer and Chief Executive Officer are responsible for establishing and maintaining effective disclosure controls and procedures for the Company as defined in National Instrument 52-109
Certification of Disclosure in Annual and Interim Filings. Management has concluded that as of March 31, 2012 controls are effective enough to provide reasonable assurance that material information relating to the Company would be known to them, particularly during the period in which reports are being prepared.

Internal Control over Financial Reporting

Management has concluded that internal control over financial reporting is effective. The design and operation of internal control over financial reporting will provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that establish the following: maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets; reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles; receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets.

Management has designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

CHANGES IN ACCOUNTING POLICIES

New standards and amendments that have been issued but are not yet effective are described in Note 5 to the annual consolidated financial statements for the year ended December 31, 2011, in the Company’s
2011 Annual Report.

OTHER

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